 FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, September 27, 2010

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

FAIRFAX ANNOUNCES INCREASE TO PREFERRED SHARE ISSUE

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that as a result of strong investor demand for its previously announced offering of Preferred Shares, Series I, the size of the offering has been increased to 10 million shares.  The aggregate gross proceeds will now be $250 million.  The offering will be underwritten on a bought deal basis to a syndicate of Canadian underwriters.

The Preferred Shares, Series I, will be issued to the public at a price of $25.00 per share and holders will be entitled to receive a cumulative quarterly fixed dividend yielding 5.0% annually for the initial five year period ending December 31, 2015. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.85%.

Holders of Preferred Shares, Series I will have the right, at their option, to convert their shares into Preferred Shares, Series J, subject to certain conditions, on December 31, 2015, and on December 31 every five years thereafter. Holders of the Preferred Shares, Series J will be entitled to receive cumulative quarterly floating dividends at a rate equal to the then current three-month Government of Canada Treasury Bill yield plus 2.85%.

Fairfax has granted the underwriters an option, exercisable in whole or in part at any time up to 9:00 am on the date that is two business days prior to the closing date, to purchase an additional 2 million Preferred Shares, Series I at the same offering price for additional gross proceeds of $50 million.

Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes. The offering is expected to close on or about October 5, 2010.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated September 25, 2009, in respect of this offering with the applicable Canadian securities regulatory authorities. Details of this offering will be set out in the prospectus supplement, which will be available on the SEDAR website for the Company at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:            John Varnell, Chief Financial Officer, at (416) 367-4941

                    Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941